Filer: The Stanley Works
                                                    Pursuant to Rule 425 under
                                                    the Securities Act of 1933
                                                  and deemed filed pursuant to
                          Rule 14a-12(b) under Securities Exchange Act of 1934
                                            Subject Company: The Stanley Works
                                                   Commission File No.: 1-5224
                                        Registration Statement No.:  333-82382

                     Note: The following sets forth the text of the company's press release issued on May 10, 2002 and supercedes the text of the release set forth in the company's filing pursuant to Rule 425 on May 13, 2002.


                     The Stanley Works Announces Revote Plans

                       NEW BRITAIN, Conn., May 10, 2002 -- The Stanley Works (NYSE: SWK) announced today that its Board of Directors has authorized a revote on the Bermuda reincorporation. Although the company believes that the shareowner vote was fair and appropriate, it acknowledges concerns raised at yesterday's shareowners meeting that some people may have been confused about 401K plan voting procedures.

                       John M. Trani, Chairman and Chief Executive Officer, stated: "Stanley's integrity is the most important asset of our company. Even the appearance of impropriety is unacceptable. That is why the decision was made to proceed with a revote. However, our strategy has not changed. Enabling our company to better compete by leveling the global playing field is strategically important and highly beneficial for our shareowners, employees, customers and all our other stakeholders. Being competitive is the best way to preserve U.S. jobs. A legislative overhaul of the tax system is preferred, but until that happens we must proceed in the best available manner. Upon the planned reincorporation, Stanley will continue to pay significant amounts of U.S. taxes on U.S. income."

                       In the interest of ensuring that all our shareowners have the opportunity to participate in this important decision, the company will hold a special meeting as promptly as possible to allow shareowners to vote on reincorporation.

                       The Stanley Works, an S&P 500 company, is a worldwide supplier of tools and doors and related hardware products for professional, industrial and consumer use.

                       The Stanley Works corporate press releases are available on the company's internet web site at http://www.stanleyworks.com.

                       The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 has been filed with the Securities and Exchange Commission ("SEC") containing a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

                       The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned Form S-4.

                       SOURCE The Stanley Works

                       CONTACT: Investors - Gerard J. Gould, Vice President, Investor Relations, +1-860-827-3833, ggould@stanleyworks.com, Media - Peter Duda, Media Relations, +1-212-445-8213, PDuda@webershandwick.com